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Exhibit 12.01

CITICORP
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

						Six Months Ended June 30,
	Year Ended December 31,
In millions of dollars, except for ratios
	2003	2002	2001	2000(1)	1999(1)	2004	2003(2)
EXCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense (other than interest on deposits)	$5,323	$6,282	$8,316	$8,722	$7,795	$3,042	$2,738
Interest factor in rent expense	363	322	303	283	235	197	179

Total fixed charges	$5,686	$6,604	$8,619	$9,005	$8,030	$3,239	$2,917

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$19,646	$16,166	$15,221	$12,876	$10,496	$11,896	$9,173
Fixed charges	5,686	6,604	8,619	9,005	8,030	3,239	2,917

Total income	$25,332	$22,770	$23,840	$21,881	$18,526	$15,135	$12,090

Ratio of income to fixed charges excluding interest on deposits	4.46	3.45	2.77	2.43	2.31	4.67	4.14

INCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense	$12,474	$15,079	$20,181	$22,045	$18,606	$7,020	$6,523
Interest factor in rent expense	363	322	303	283	235	197	179

Total fixed charges	$12,837	$15,401	$20,484	$22,328	$18,841	$7,217	$6,702

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$19,646	$16,166	$15,221	$12,876	$10,496	$11,896	$9,173
Fixed charges (excluding preferred stock dividends)	12,837	15,401	20,484	22,328	18,841	7,217	6,702

Total income	$32,483	$31,567	$35,705	$35,204	$29,337	$19,113	$15,875

Ratio of income to fixed charges including interest on deposits	2.53	2.05	1.74	1.58	1.56	2.65	2.37

(1)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests.     Subsequent to the acquisition, Associates was contributed to and became a wholly owned subsidiary of Citicorp and Citicorp issued a full and unconditional guarantee of the outstanding long-term debt securities and commercial paper of Associates.

(2)
Reclassified to conform to the current period's presentation.

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  Exhibit 12.01